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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934



                                FIBERSTARS, INC.
                              --------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                        -------------------------------
                         (Title of Class of Securities)

                                   315662 10 6
                              --------------------
                                 (CUSIP Number)

       Gerald W. Cowden, Esq., 1414 Terminal Tower, Cleveland, Ohio 44113;
                                 (216) 241-2880
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

    October 14, 1999     (Date of Event which Requires Filing of this Statement)
------------------------

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                       -----------------------------------

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                            (however, see the Notes).


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


                                                  AMENDMENT NO. 1 TO SCHEDULE 13D/A
-------------------------------------------------
  CUSIP  NO.                                                                              PAGE  2  OF 8 PAGES
-------------------------------------------------

------------ -------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
             Advanced Lighting Technologies, Inc.
------------ -------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a)  [ ]
                                                                                                            (b)  [ ]


------------ -------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
             WC
------------ -------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)  [ ]


------------ -------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio
----------------------------------------------- --------- ----------------------------------------------------------
                                                   7      SOLE VOTING POWER
                  NUMBER OF                                     1,023,011
                    SHARES
          BENEFICIALLY OWNED BY EACH            --------- ----------------------------------------------------------
                  REPORTING                        8      SHARED VOTING POWER
                    PERSON                                           0
                     WITH                       --------- ----------------------------------------------------------
                                                   9      SOLE DISPOSITIVE POWER
                                                                1,023,011
                                                --------- ----------------------------------------------------------
                                                   10     SHARED DISPOSITIVE POWER
                                                                     0
------------ -------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,023,011
------------ -------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

------------ -------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             25.7%
------------ -------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
              CO
------------ -------------------------------------------------------------------------------------------------------



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                                                                     PAGE 3 OF 8
                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 2)

ITEM 1.           SECURITY AND ISSUER

                  No change is being reported.

ITEM 2.           IDENTITY AND BACKGROUND

                  (b)      The address and principal business office of Advanced
                           Lighting Technologies, Inc. ("ADLT") is 32000 Aurora
                           Road, Solon, Ohio 44139.

                  No other change is being reported.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No change is being reported

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the original acquisition of the Common Stock was to make an investment in Fiberstars, Inc. ("Fiberstars") and obtain a representative on its Board of Directors. ADLT may acquire additional Common
Stock of Fiberstars. Any acquisition resulting in ADLT's beneficially owning more than 30% of the voting power of Fiberstars, however, would require the consent of Fiberstars' disinterested directors. ADLT previously approached
Fiberstars management to seek approval of acquiring up to 33% of the voting power of Fiberstars. Also, ADLT may not, pursuant to the Investors Agreement, dispose of the beneficial ownership or voting control of the Fiberstars Common
Stock except under certain conditions. See description of Investor Agreement in
Item 6.

                  ADLT and Fiberstars have entered into a letter of intent pursuant to which Fiberstars would enter into a transaction to acquire certain assets of Unison Fiber Optic Lighting Systems LLC ("Unison") which would result in indirect ownership by ADLT of warrants to acquire up to 1,000,000 additional shares of Common Stock of Fiberstars. In addition, Fiberstars would enter into an agreement with Unison to continue Unison's research and development directed at fiber optic products employing metal halide technology and related cross-licensing arrangements. The agreement in principal is subject to certain conditions, see the Amended and Restated Letter of Intent attached hereto and referred to in Items 6 and 7 hereof.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  No change is being reported.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

                  In addition to the Investor Agreement and the Letter Agreement previously reported, ADLT and Fiberstars have entered into a letter of intent pursuant to which Fiberstars would enter into a transaction to acquire certain assets of Unison Fiber Optic Lighting Systems LLC ("Unison") which would result in indirect ownership by ADLT of warrants to acquire up to 1,000,000 additional shares of Common Stock of Fiberstars. The agreement in principle is subject to certain conditions. When and if

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                                                                     PAGE 4 OF 8

issued, the warrants will permit ADLT to acquire indirectly 250,000 shares if the price of Fiberstars Common Stock reaches $6 per share and sales of goods employing Unison technology reach a certain level, 250,000 shares if the price of Fiberstars Common Stock reaches $8 per share and sales of goods employing
Unison technology reach a certain level, 250,000 shares if the price of Fiberstars Common Stock reaches $10 per share and sales of goods employing
Unison technology reach a certain level and 250,000 shares if the price of Fiberstars Common Stock reaches $12 per share and sales of goods employing
Unison technology reach a certain level. The warrants will have a term of seven years. At any time during the seven-year term, ADLT will be entitled to receive, upon surrender of the warrant at any price level, a fixed number of Fiberstars shares to be determined at the time of the definitive agreement, based on the value of the warrants and the Fiberstars Common Stock at the date of the definitive agreement. The receipt of such shares is not dependent on Fiberstars share price level or sales of goods.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  (a) Investor Agreement dated as of July 30, 1997 is hereby incorporated by reference from Schedule 13D filed by ADLT via EDGAR on July 31, 1997.

                  (b)      Letter Agreement between Rohm and Haas Company and
                           Advanced Lighting Technologies, Inc. dated as of
                           February 5, 1998, which is hereby incorporated by reference from Amendment No. 1 to Schedule 13D/A filed by ADLT via EDGAR on February 11, 1998.

                  (c)      Amended and Restated Letter of Intent dated October
                           14, 1999 between Fiberstars and ADLT.



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                                                                     PAGE 5 OF 8

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A
(Amendment No.2) statement is true, complete and correct.


                                         ADVANCED LIGHTING
                                         TECHNOLOGIES, INC.



         October 20, 1999                By:         /S/ Louis S. Fisi
---------------------------------           ------------------------------------
              (Date)                                   (Signature)

                                         Louis S. Fisi, Executive Vice President



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                                                                     PAGE 6 OF 8

Exhibit (c)

                             [FIBERSTARS LETTERHEAD]



October 14, 1999

Mr. Wayne Hellman
Chairman, CEO
Advanced Lighting Technologies, Inc.
32000 Aurora Road
Solon, OH   44139-2814

Dear Wayne:

This letter expresses the intent for Fiberstars to acquire certain assets of Unison Fiber Optic Lighting Systems, Inc. (Unison).

I.  Fiberstars proposes to acquire:

         1. The assets of Unison, excluding current receivables, cash, certain equipment, promissory notes, payables and other liabilities.

         2. Technology patents and patents-pending and R&D in process at Unison to Fiberstars for the life of the patents, and Unison contracts between ADLT and R&H which cross license all relevant technologies exclusively to Unison to be in effect for a ten year period, with provision to renew.

         3. Raw materials pricing contracts currently in place (or to be developed) which provide for sales to Unison of all ADLT lamps and other products such as power supplies, optical coatings and fixtures, and relevant R&H materials, at a gross margin of 25%. A method for Fiberstars to review and verify details of the cost basis for the gross margin calculations is to be spelled out in the contracts.

         4. Property plant and equipment on the current Unison balance sheet with the exception of the manufacturing line equipment at Bristol, Pa. Coming to Fiberstars in this deal is equipment for R&D work and pilot manufacturing for Optiflex(R) fiber, processing and manufacturing equipment for Advanced CableLite
                  (ACL) fiber, and certain R&D lab equipment. A further provision calls for Fiberstars to purchase the Optiflex manufacturing line at Bristol for a price to be negotiated, not to exceed $1 million, within a period of time to be negotiated.

         5. Personnel at Unison, after certain changes to be negotiated to reduce overhead costs to $2 million annually or lower, would become Fiberstars employees. At minimum, Fiberstars would require John Davenport and Jeff McDonald to sign employment contracts. Cas


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                                                                     PAGE 7 OF 8


                  Ilenda of R&H would either agree to join Fiberstars or agree to stay as a contract employee of R&H for the duration of the Optiflex R&D development, after which, if successful, he would agree to become a Fiberstars employee. A fourth key employee coming over to Fiberstars in this agreement is Roger
                  Buelow.

         6. Specific development plans in place, with milestone dates acceptable to Fiberstars, for ADLt to develop (with
                  Fiberstars/Unison) a) dual CPC lamp/optics technology, and b) single CPC lamp/optics technology in time frames to be mutually agreed. See R&D agreement, below.

II. R&D Agreement:

         $2 million in R&D development monies to Fiberstars, to be paid $500,000
         January 1, 2000, $500,000 April 1, 2000, $500,000 July 1, 2000,
         $250,000 October 1, 2000 and $250,000 January 1, 2001. This money is for ongoing development work on the following projects:

                  1.       An improved, more flexible Advanced CableLite fiber.
                  2. An Optiflex fiber that Fiberstars would consider suitable in life and light-acceptance capability for the commercial lighting and/or the residential swimming pool market.
                  3.       Pool & Spa market dual CPC technology.
                  4.       Accent downlight using dual CPC.
                  5.       Single CPC technology for Pool & Spa and Commercial
                           Lighting applications.

         Specific quarterly development milestones for this R&D money will be based on hours spent by Fiberstars R&D personnel on these projects.

         In exchange, Fiberstars agrees to pay a 3% royalty for five years, a 2% royalty in years six and seven, and a 1% royalty in years eight through ten on net sales of Advanced Cable Lite fiber, Optiflex fiber and illuminators using the CPC technology. On all of this technology, Fiberstars will have exclusive rights for fiber optic lighting applications. After the ten year royalty period, Fiberstars assumes exclusive royalty-free rights to the fiber optic lighting applications of this technology.

In return, Fiberstars will provide:

     Warrants (A)             --or--         Settlement in Common Stock (B)
------------------------------      -------------------------------------------

One-cent warrants to purchase
common stock, exercisable as
indicated:
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
1.       250,000 shares at $6 per share and also --or--5.   Equivalent number of common shares
         dependent on sales of 1,000 feet of solid-
         core fiber cable subsequent to the price
         exceeding $6 per share.



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                                                                     PAGE 8 OF 8

2.       250,000 shares at $8 per share and also --or--6.   Equivalent number of common shares
         dependent on sales of 10,000 feet of solid-
         core fiber cable subsequent to the price
         exceeding $8 per share.

3.       250,000 shares at $10 per share and also --or--7.   Equivalent number of common shares
         dependent on sales of 50,000 feet of solid-
         core fiber cable subsequent to the price
         exceeding $10 per share.

4.       250,000 shares at $12 per share and also --or --8.   Equivalent number of common shares
         dependent on sales of 100,000 feet of solid-
         core fiber cable subsequent to the price
         exceeding $12 per share.

Note (A) -- One cent warrants, with a seven year term, exercisable at the prices above, which must be averaged over 30 days on the Nasdaq national market. Exercisability of the warrants is also dependent on sales of the indicated quantity of solid-core fiber cable. Exercisability is further dependent on the sales of 1,000 CPC illuminator units.

Note (B) -- Common shares, with the number of shares being based on the equivalent value of the warrants at each exercise price level divided by the fair value of the common stock at the date of agreement.

These terms are binding, contingent upon Fiberstars due diligence on the above referenced Unison contracts and other assets included in this transaction. Upon your approval of these terms and satisfactory due diligence, Fiberstars will develop appropriate contracts to consummate the deal with all deliberate speed. This deal is subject to approval of Fiberstars shareholders.

FOR FIBERSTARS:


    /s/ David N. Ruckert
------------------------------------
David N. Ruckert, President, CEO

FOR ADVANCED LIGHTING TECHNOLOGIES, INC.

     /s/ Wayne R. Hellman
------------------------------------
Wayne R. Hellman, CEO, and COB